SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 30 July 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Brian Goggin (Director)
John O'Donovan (Director)
John Clifford (Secretary)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Registered in the name of the Trustees of the Employee Stock Issue Scheme 2004 on behalf of each of the individuals named in 2

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Employee Stock Issue Scheme 2004

7. Number of shares / amount of stock acquired

Brian Goggin 1156 units
John O'Donovan 1156 units
John Clifford 1156 units

8. Percentage of issued class

Brian Goggin 0%
John O'Donovan 0%
John Clifford 0%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Stock

12. Price per share

Euro 10.98

13. Date of transaction

See 23

14. Date company informed

See 23

15. Total holding following this notification

Brian Goggin 334,126
John O'Donovan 30,363
John Clifford 58,684

16. Total percentage holding of issued class following this notification

Brian Goggin 0.03%
John O'Donovan 0.003%
John Clifford 0.006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

26 July 2004 for both the Executive Stock Option Scheme 2004 (ESOS) and the Long Term Incentive Plan 2004 (LTIP)

18. Period during which or date on which exercisable

ESOS - 26 July 2007 to 26 July 2014
LTIP - Earliest Vesting Date is 26 July 2007

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

Units of Ordinary Stock:-
Brian Goggin - ESOS 92,000; LTIP 139,000
John O'Donovan - ESOS 35,000; LTIP 35,000
John Clifford - ESOS 21,500; LTIP 15,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Euro 10.76 for ESOS. Not Applicable for LTIP.

22. Total number of shares or debentures over which options held following this notification

Brian Goggin ESOS 292,000; LTIP 152,763; SAYE 4,261
John O'Donovan ESOS 148,000; LTIP 59,113; SAYE 2,653
John Clifford ESOS 126,500; LTIP 29,033; SAYE 1,522

23. Any additional information

Directors/Secretary advised on 30 July 2004 of the number of units of stock being allocated to them under the Employee Stock Issue Schene 2004. Sub-Committee of the Group Remuneration Committee approved the ESOS and LTIP awards on 30 July 2004.

24. Name of contact and telephone number for queries

John Clifford
+ 353 1 6043400

25. Name and signature of authorised company official responsible for making this notification

John Clifford

Date of Notification

30 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 30 July 2004